SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Nathalie Auber
Sofinnova Ventures, Inc.
140 Geary Street, 10th Floor
San Francisco, CA  94108
(415) 228-3393
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Linda Daley, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA  94063
(650) 463-5243

August 24, 2010
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023111206	13 D	Page 2 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
17,513,388  American Depositary Shares (“ADSs”) (including 3,500,000 ordinary shares represented by ADSs subject to currently exercisable warrants) except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs subject to currently exercisable warrants), except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.12%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023111206	13 D	Page 3 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.12%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023111206	13 D	Page 4 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.12%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206	13 D	Page 5 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.12%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206	13 D	Page 6 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
17,513,388 ADSs (including 3,500,000 ordinary shares represented by ADSs issuable pursuant to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.12%
14	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on July 8, 2009, as amended July 27, 2009 and October 27, 2009 (as amended, the “Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois (collectively, the “Sofinnova Reporting Persons”) and certain other reporting persons (collectively, the “Other Group Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment No. 3 is being filed to update the information relating to the Sofinnova Reporting Persons contained in the Schedule 13D as a result of the acquisition of 1% or more of Issuer’s ADSs by the Sofinnova Reporting Persons, and is being filed solely by the Sofinnova Reporting Persons.  This Amendment No. 3 does not update any information relating to the Other Group Reporting Persons or the Other 2009 Investors (as defined in the Schedule 13D) except to the extent that the Sofinnova Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission. Except as set forth below, this Amendment No. 3 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D.

ITEM 3.                 Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended to add the following information with respect to the Sofinnova Reporting Persons:   SVP VII purchased 3,426,430 ADSs at an average price of $2.8447 per share in a series of block trades and in the open market from 8/18/2010 to 8/25/2010.  The source of the funds for the shares was working capital.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following information with respect to the Sofinnova Reporting Persons:

The Sofinnova Reporting Persons purchased the securities of the Issuer reported in Amendment No. 3 for investment purposes.  Depending on the factors discussed herein, the Sofinnova Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Sofinnova Reporting Persons in the open market, in block trades or in privately negotiated transactions, and/or may distribute the ADSs held by the Sofinnova Reporting Persons to their respective partners. Any actions the Sofinnova Reporting Persons might undertake will be dependent upon the Sofinnova Reporting Persons' review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Sofinnova Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                 Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to amend and restate the references to Rows 7-11 and 13 of the cover page for the Sofinnova Reporting Persons as follows:

See Rows 7-11 and 13 of the cover page filed with this Amendment No. 3 for each Sofinnova Reporting Person. The percentage listed in Row 13 for each Sofinnova Reporting Person was calculated based upon 102,301,982 Ordinary Shares outstanding (includes 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer and 3,500,000 Ordinary Shares represented by ADSs subject to currently exercisable warrants held by Sofinnova Reporting Persons).

Item 5(a) of the Schedule 13D is further amended to add the following information:

The Sofinnova Reporting Persons are not aware of any changes in ownership by Other Group Reporting Persons except that OrbiMed Capital GP III LLC, OrbiMed Associates III, LP and OrbiMed Advisors LLC filed a Schedule 13D including amendments thereto (as amended, the “OrbiMed Schedule 13D”) reporting the  acquisition of certain   additional ADSs by OrbiMed Capital GP III LLC, OrbiMed Associates III, L.P. and OrbiMed Advisors, with a resulting ownership of 652,900 ADSs (0.52%), 129,811 ADSs (0.10%) and 135,621 ADSs (0.11%) respectively.   Based on the OrbiMed Section 13D and as a result of the acquisition of the ADSs by the Sofinnova Reporting Persons reported in this Amendment No. 3, the Sofinnova Reporting Persons believe that the group formed by the Sofinnova Reporting Persons and the Other Group Reporting Persons may be deemed to beneficially own in the aggregate 45,987,309 ADSs (which includes 11,250,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable  warrants held by the Sofinnova Reporting Group and the Other Group Reporting Person), which represents 41.79% of Ordinary Shares outstanding of the Issuer (based on 110,051,982 Ordinary Shares outstanding, which  includes 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer and 11,250,000 Ordinary Shares represented by ADSs issuable pursuant to currently exerciseable warrants held by the Sofinnova Reporting Persons and the Other Group Reporting Persons).

The Sofinnova Reporting Persons are not aware of any changes in ownership by the Other 2009 Investors except that Boxer Capital LLC has filed amendments to its Schedule 13D (as amended, the “Boxer Schedule 13D”) reporting the disposition of certain ADSs, with a remaining ownership of 1,625,00 ADSs (1.30%).  Based the Boxer Schedule 13D, the OrbiMed Schedule 13D and the acquisition ADSs by the Sofinnova Reporting Persons reported by this Amendment No. 3, the Sofinnova Reporting Persons believe that the group formed by the Sofinnova Reporting Persons, the Other Group Reporting Persons and the Other 2009 Investors who together entered into a Securities Purchase Agreement, dated October 12, 2009, and are parties to that certain Management Rights Deed of Agreement entered into in connection therewith, may be deemed to beneficially own in the aggregate 88,163,786 ADSs (which includes 25,895,878 Ordinary Shares represented by ADSs issuable pursuant to currently exerciseable warrants held by Investors), which represents 70.70% of Ordinary Shares outstanding of the Issuer (based on 124,697,860 Ordinary Shares outstanding, which  includes 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer and 25,895,878 Ordinary Shares represented by ADSs issuable pursuant to  currently exerciseable warrants held by Sofinnova Reporting Persons, the Other Group Reporting Persons and the Other 2009 Investors).

Item 5(b) of the Schedule 13D is amended to add the following information regarding the Sofinnova Reporting Persons:  Other than the following block trade and open market purchases of ADSs, the Sofinnova Reporting Persons have not engaged in any transactions in ADSs or Ordinary Shares in the past 60 days.

Date	Number of ADSs Purchased	Price
8/18/2010	117,500	$2.5815
8/19/2010	168,000	$2.6732
8/20/2010	234,330	$2.7242
8/24/2010	1,086,600	$2.8750
8/25/2010	1,820,000	$2.8749

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following additional Exhibits:

Exhibit E: Reference to Nathalie Auber as Attorney-In-Fact.

Exhibit F: Agreement regarding joint filing of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2010

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:          SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

Its:          General Partner

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

EXHIBIT INDEX

Exhibit	Description
E F	Reference to Nathalie Auber as Attorney-In-Fact Agreement of Joint Filing

EXHIBIT E

Reference to Nathalie Auber as Attorney-In-Fact

Nathalie Auber has signed the enclosed documents as Attorney-In-Fact. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

EXHIBIT F

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of ordinary shares, 50 pence par value per share of Amarin Corporation plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  August 30, 2010

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:          SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

Its:          General Partner

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:          /s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact